ECHOSTAR CORPORATION

100 Inverness Terrace East

Englewood, Colorado 80112

February 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EchoStar Corporation
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-276514

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), EchoStar Corporation (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-276514), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2024, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it has terminated the exchange offers and consent solicitations described in the Registration Statement. The Company hereby confirms that the Registration Statement has not been declared effective and that no securities have been sold thereunder.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact A.J. Ericksen, of White & Case LLP, counsel to the Company, at (713) 496-9688, if you have any other questions or concerns regarding this matter.

ECHOSTAR CORPORATION

By:	/s/ Paul W. Orban
	Name:	Paul W. Orban
	Title:	Executive Vice President and Chief
Financial Officer, DISH